ICICI BANK LIMITED


        News Release                                          July 23, 2001

ICICI Bank Limited (NYSE Code : IBN) successfully closed its private placement of subordinated Tier II bonds on July 20, 2001. The issue received an overwhelming response from investors, mobilising around Rs.220 crores against the targeted issue size of Rs. 200 crores. The bonds are rated LAAA by ICRA and carry a coupon of 9.75% p.a. payable annually for a tenure of 69 months. This is the lowest rate achieved by any bank for subordinated Tier II bonds till date.

ICICI Securities and Finance Company Limited was the Book Running Lead Arranger. DSP Merrill Lynch Limited, ABN Securities (India) Private Limited, Citibank and J. M. Morgan Stanley were joint arrangers to the issue.


     For further queries, please contact :

          Nachiket Mor           - (91)-22-653 8516 or 653 8900
          G. Venkatakrishnan     - (91)-22-653 8516 or 653 8529

     For investors' queries, contact :

          Bhashyam Seshan
                    Phone:  (91)-22-653 8420 or 653 7460
                    e-mail: bhashyams@icicibank.com

          Note: (a) Rs. = Indian Rupees      (b) 1 crore = 10 million
     ---------------------------------------------------------------------------
       Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.